EXHIBIT 1

AMENDED AND RESTATED BANK OF SMITHTOWN

SUPPLEMENTAL EXECUTIVE RETIREMENT AGREEMENT

THIS AMENDED AND RESTATED SUPPLEMENTAL EXECUTIVE RETIREMENT AGREEMENT (the "Agreement") is entered into as of this 30th day of January, 2007, by and between the Bank of Smithtown, with its main office in Smithtown, New York (the "Bank"), and Bradley E. Rock, Chairman, President and Chief Executive Officer (the "Executive").

WHEREAS, the Executive has contributed substantially to the success of the Bank, and the Bank therefore desires that the Executive continue in its employ; and

WHEREAS, to encourage the Executive to remain an employee of the Bank, the Bank is willing to provide supplemental retirement benefits to the Executive, payable out of the Bank's general assets; and

WHEREAS, the Executive and the Bank executed a Supplemental Executive Incentive Retirement Agreement on May 27, 2004 which set forth the terms and conditions of the payment of supplemental retirement benefits to the Executive; and

WHEREAS, the Bank and the Executive desire to correct an error in the agreement dated May 27, 2004 and to restate the agreement to reflect the parties original intent with respect to compensation to be included in the calculation of the benefits payable to the Executive; and

WHEREAS, the Bank and the Executive entered into an Amended and Restated Change In Control Agreement on December 22, 2006, which provides, among other things, that the event which triggers the payment to him thereunder must occur within 36 months after a change in control; and

WHEREAS, the Bank and the Executive also desire to amend the Supplemental Executive Retirement Agreement dated May 27, 2004 so that it is consistent with the terms of the Amended and Restated Change In Control Agreement.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

Whenever used in this Agreement, the following terms shall have the meanings specified:

1.1 "Accrual Balance" means the amount required to be accrued by the Bank under generally accepted accounting principles to account for benefits that may become payable to the Executive under this Agreement.

1.2 "Change in Control" means any of the following:

(a)
Merger: The Company merges into or consolidates with another corporation, or merges another corporation into the Company and, as a result, less than a majority of the combined voting power of the resulting corporation immediately after the merger or consolidation is held by persons who were stockholders of the Company immediately before the merger or consolidation;

(b)
Acquisition of Significant Share Ownership: A report on Schedule 13D or another form or schedule (other than Schedule 13G) is filed or is required to be filed under Sections 13(d) or 14(d) of the Securities Exchange Act of 1934, if the schedule discloses that the filing person(s) has or have become the beneficial owner(s) of 25% or more of a class of the Company's voting securities, but this clause (b) shall not apply to beneficial ownership of Company voting shares held in a fiduciary capacity by an entity of which the Company directly or indirectly beneficially owns 50% or more of its outstanding voting securities;

(c)
Change in Board Composition: During any period of two consecutive years, individuals who constitute the Company's Board of Directors at the beginning of the two-year period cease for any reason to constitute at least a majority of the Company's Board of Directors; provided, however, that for purposes of this clause (c), each director who is first elected by the board (or first nominated by the board for election by stockholders) by a vote of at least two-thirds (2/3) of the directors who were directors at the beginning of the period shall be deemed to have been a director at the beginning of the two-year period; or

(d)	Sale of Assets: The Company sells to a third party all or substantially all of its assets.

1.3 "Company" means Smithtown Bancorp, Inc. or any successor thereto.

1.4 "Disability" means the Executive suffers a sickness, accident or injury which has been determined by the carrier of any individual or group disability insurance policy covering the Executive, or by the Social Security Administration, to be a disability rendering the Executive totally and permanently disabled. The Executive must submit proof to the Bank of the carrier's or Social Security Administration's determination upon request.

1.5 "Early Termination" means the Executive's Termination of Employment with the Bank before Normal Retirement Age for reasons other than: Termination for Cause, death, Disability, Termination under Article 5 of this Agreement, or termination for reasons other than Termination for Cause within 36 months on or after the effective date of a Change in Control.

1.6 "Early Termination Date" means the month, day and year in which Early Termination occurs.

1.7 "Effective Date" means January 1, 2004.

1.8 "Final Average Compensation" means the highest average amount of base salary paid to the Executive for the three consecutively completed calendar years preceding the Executive’s termination of employment.

1.9 "Normal Retirement Age" means the Executive's 60th birthday.

1.10 "Normal Retirement Date" means the later of Normal Retirement Age or the Executive's Termination of Employment with the Bank.

1.11 "Plan Year" means a twelve-month period, commencing on January 1 and ending on the last day of December of each year. The initial Plan Year shall commence on the Effective Date of this Agreement and end on December 31.

1.12  "Social Security Benefit" means the amount, based upon the Executive's estimated earnings history to the date of Termination of Employment, to which the Executive would be entitled under the old age provisions of the Social Security Act upon attainment of the normal Social Security retirement age.

1.13 "Termination for Cause" means Termination of Employment because of the Executive's personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation (other than traffic violations or similar infractions) or a final cease-and-desist order.

1.14 "Termination of Employment" with the Bank means that the Executive shall have ceased to be employed by the Bank for any reason whatsoever, except a leave of absence approved by the Bank. For purposes of this Agreement, if there is a dispute over the employment status of the Executive or the date of termination of the Executive's employment, the Bank shall have the sole and absolute right to decide the dispute, unless a Change in Control shall have occurred.

ARTICLE 2
LIFETIME BENEFITS

2.1 Normal Retirement Benefit. Upon the Executive's Termination of Employment on or after the Normal Retirement Age for reasons other than death or Termination for Cause, the Bank shall pay to the Executive the benefit described in Section 2.1.1, less any reduction pursuant to Section 2.1.2, instead of any other benefit under this Agreement.

2.1.1 Amount of Benefit. The annual benefit under this Section 2.1 is seventy percent (70%) of the Executive's Final Average Compensation, subject to reduction as set forth in Section 2.1.2.

2.1.2 Benefit Reduction. The annual benefit under this Section 2.1 shall be reduced by the sum of the following amounts:

(a)	Fifty percent (50%) of the amount of the Executive's annual Social Security Benefit;

(b)	The value of employer contributions under the Bank's 401(k) Plan;

(c)	The value of employer contributions under the Bank's Executive Deferred Compensation Plan; and

(d)	The value of employer contributions under the Bank's Long-Term Incentive Retirement Plan.

2.1.3 Payment of Benefit. Beginning with the month after the Executive's Normal Retirement Date, the Bank shall pay the annual benefit to the Executive in 12 equal monthly installments on the first day of each month. The annual benefit shall be paid to the Executive for life with 15 years of payments guaranteed.

2.1.4 Application of Reduction. If any benefit described in Subsection 2.1.2 is not payable as a single life annuity or does not commence at the same time as the Executive's benefit under this Agreement, the Bank shall, for purposes of this section, convert the value of such benefit into an actuarially equivalent single life annuity benefit commencing at the same time as the benefit under this Agreement. If the Executive would be entitled to a benefit described in Subsection 2.1.2, but for his failure to apply for such benefit, Subsection 2.1.2 will be applied as if the Executive had applied for and received the benefit. Changes in a benefit described in Subsection 2.1.2 that occur after commencement of the Executive's benefit under this Agreement, because of changes in the plan or program under which the benefit is provided or because of cost of living adjustments, will not change the amount of the reduction under Subsection 2.1.2 hereof.

2.2 Early Termination Benefit. Upon the Executive's Early Termination, the Bank shall pay to the Executive the benefit described in this Section 2.2 instead of any other benefit under this Agreement.

2.2.1 Amount of Benefit. The Early Termination benefit under this Section 2.2 shall equal the Accrual Balance as of the date immediately preceding the Early Termination Date.

2.2.2 Payment of Benefit. Beginning with the month after the Executive attains Normal Retirement Age, the Bank shall pay the Early Termination benefit to the Executive in 12 equal monthly installments on the first day of each month. The benefit shall be paid to the Executive for life with 15 years of payments guaranteed.

2.3 Disability Benefit. If the Executive terminates employment because of Disability before the Normal Retirement Age, the Bank shall pay to the Executive the benefit described in this Section 2.3 instead of any other benefit under this Agreement.

2.3.1 Amount of Benefit. The Disability annual benefit under this Section 2.3 shall equal the Normal Retirement benefit described in Section 2.1 of the Agreement.

2.3.2 Payment of Benefit. Beginning with the month after Normal Retirement Age, the Bank shall pay the Disability annual benefit to the Executive in 12 equal monthly installments on the first day of each month. The annual benefit shall be paid to the Executive for life, with 15 years of payments guaranteed.

2.4 Change in Control Benefit. If the Executive's employment with the Bank terminates for reasons other than a Termination for Cause within 36 months on or after the effective date of a Change in Control, the Bank shall pay to the Executive the benefit described in this Section 2.4 instead of any other benefit under this Agreement. However, no benefits shall be payable if the Executive is terminated under Article 5 of this Agreement.

2.4.1 Amount of Benefit. The benefit under this Section 2.4 shall equal the Normal Retirement benefit described in Section 2.1 of the Agreement, determined by projecting the Executive's Final Average Compensation under Section 2.1.2 to the Executive's Normal Retirement Age and using the assumptions set forth in Appendix A hereto.
2.4.2 Payment of Benefit. The Bank shall pay the Change in Control benefit under Section 2.4 of this Agreement to the Executive in an actuarially equivalent lump sum within three days after the Executive's Termination of Employment.

2.5 Change in Control Payout of Vested Normal Retirement Benefit, Vested Early Termination Benefit or Vested Disability Benefit Being Paid at the Time of a Change in Control. If a Change in Control occurs at any time during the entire supplemental retirement benefit payment period and at such time the Executive (or his beneficiary or estate) is receiving a benefit under Section 2.1.3, Section 2.2.2, or Section 2.3.2 or Article 3 hereof, the Bank shall pay the remaining supplemental retirement benefits to the Executive, the Executive's beneficiaries, or the Executive's estate in a lump sum within three days after the effective date of the Change in Control. The lump sum payment due to the Executive, beneficiaries, or estate as a result of a Change in Control shall be an amount equal to the actuarial equivalent of the Accrual Balance amount corresponding to the particular benefit then being paid to the Executive, beneficiaries, or estate after deduction of any benefits already paid during the period from Termination of Employment to payment of the lump sum amount.

ARTICLE 3
DEATH BENEFITS

3.1 Death During Active Service. Except as provided in Section 5.1, if the Executive dies in active service to the Bank before Normal Retirement Age, instead of any benefit payable under this Agreement, the Bank shall pay to the Executive's beneficiary(ies) the benefit the Executive would have received if the Executive had retired on the date immediately preceding his death and was deemed to be of Normal Retirement Age. The annual benefit shall be paid to the Executive's beneficiary(ies) for 15 years.

3.2 Death During Benefit Period. If the Executive dies after benefit payments under Article 2 of this Agreement have commenced but before receiving all such payments, the Bank shall pay the remaining benefits to the Executive's beneficiary(ies) at the same time and in the same amounts they would have been paid to the Executive had the Executive survived.

3.3 Death After Termination of Employment but Before Benefit Payments Commence. If the Executive is entitled to benefit payments under Article 2 but dies before payments commence, the benefits shall be payable to the Executive's beneficiary(ies), but payments shall commence on the first day of the month after the date of the Executive's death. Payments shall be made at the same time and in the same amounts they would have been paid to the Executive had the Executive survived.

3.4 Petition for Benefit Payments. If the Executive dies before receiving any or all benefit payments to which he is entitled under Section 2.1, Section 2.2, or Section 2.3, the Executive's beneficiary(ies) or estate may petition the Bank's Board of Directors to have the actuarially equivalent Accrual Balance corresponding to that particular benefit paid to the Executive's beneficiary(ies) or estate in a single lump sum after deduction of any benefits already paid hereunder. The Bank's Board of Directors shall have sole and absolute discretion about whether to pay the remaining Accrual Balance in a lump sum. If payment of the remaining Accrual Balance is paid in a single lump sum, the Bank shall have no further obligations under this Agreement.

ARTICLE 4
BENEFICIARIES

4.1 Beneficiary Designations. The Executive shall designate a beneficiary or beneficiaries by filing a written designation form with the Bank. The Executive may revoke or modify the designation at any time by filing a new designation. However, designations will be effective only if signed by the Executive and accepted by the Bank during the Executive's lifetime. The Executive's beneficiary designation shall be deemed automatically revoked if the beneficiary predeceases the Executive, or if the Executive names a spouse as beneficiary and the marriage is subsequently dissolved. If the Executive dies without a valid beneficiary designation, all payments shall be made to the Executive's estate.

4.2 Facility of Payment. If a benefit is payable to a minor, to a person declared incapacitated, or to a person incapable of handling the disposition of his or her property, the Bank may pay such benefit to the guardian, legal representative or person having the care or custody of such minor, incapacitated person or incapable person. The Bank may require such proof of incapacity, minority or guardianship as the Bank deems appropriate before distribution of the benefit. Distribution shall completely discharge the Bank from all liability for such benefit.

ARTICLE 5
GENERAL LIMITATIONS

5.1 Suicide or Misstatement. The Bank shall not pay any benefit under this Agreement if the Executive commits suicide within three years after the date of this Agreement. Additionally, the Bank shall not pay any benefit under this Agreement if the Executive has made any material misstatement of fact on any application or resume provided to the Bank, or on any application for any benefits provided by the Bank to the Executive.

5.2 Removal. If the Executive is removed from office or permanently prohibited from participating in the conduct of the Bank's affairs by an order issued by the Bank's primary banking regulator, all obligations of the Bank under this Agreement shall terminate as of the effective date of the order.

ARTICLE 6
CLAIMS AND REVIEW PROCEDURES

6.1 Claims Procedure. A person or beneficiary ("claimant") who has not received benefits under the Agreement that he or she believes should be paid shall make a claim for such benefits as follows:

6.1.1 Initiation - Written Claim. The claimant shall initiate a claim by submitting to the Bank a written claim for benefits.

6.1.2 Timing of Bank Response. The Bank shall respond to such claimant within 90 days after receiving the claim. If the Bank determines that special circumstances require additional time for processing the claim, the Bank may extend the response period by an additional 90 days by notifying the claimant in writing, prior to the end of the initial 90-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

6.1.3 Notice of Decision. If the Bank denies part or all of the claim, the Bank shall notify the claimant in writing of such denial. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a)	The specific reasons for the denial,

(b)	A reference to the specific provisions of the Agreement on which the denial is based,

(c)	A description of any additional information or material necessary for the claimant to perfect the claim and an explanation of why it is needed,

(d)	An explanation of the Agreement's review procedures and the time limits applicable to such procedures, and

(e)	A statement of the claimant's right to bring a civil action under ERISA (the Employee Retirement Income Security Act of 1974) Section 502(a) following an adverse benefit determination on review.

6.2 Review Procedure. If the Bank denies part or all of the claim, the claimant shall have the opportunity for a full and fair review by the Bank of the denial, as follows:

6.2.1 Initiation - Written Request. To initiate the review, the claimant, within 60 days after receiving the Bank's notice of denial, must file with the Bank a written request for review.

6.2.2 Additional Submissions - Information Access. The claimant shall then have the opportunity to submit written comments, documents, records and other information relating to the claim. The Bank shall also provide the claimant, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits.

6.2.3 Considerations on Review. In considering the review, the Bank shall take into account all materials and information the claimant submits relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

6.2.4 Timing of Bank Response. The Bank shall respond in writing to such claimant within 60 days after receiving the request for review. If the Bank determines that special circumstances require additional time for processing the claim, the Bank can extend the response period by an additional 60 days by notifying the claimant in writing, prior to the end of the initial 60-day period, that an additional period is required. The notice of extension must set forth the special circumstances and the date by which the Bank expects to render its decision.

6.2.5 Notice of Decision. The Bank shall notify the claimant in writing of its decision on review. The Bank shall write the notification in a manner calculated to be understood by the claimant. The notification shall set forth:

(a)	The specific reasons for the denial,

(b)	A reference to the specific provisions of the Agreement on which the denial is based,

(c)
A statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claimant's claim for benefits, and

(d)	A statement of the claimant's right to bring a civil action under ERISA Section 502(a).

ARTICLE 7
MISCELLANEOUS

7.1 Actuarial Equivalency. Whenever an actuarial equivalent must be determined under this Agreement, it shall be determined in the same manner, and with the same interest and mortality factors, as such equivalent would be determined under the provisions of the pension plan in effect at the time such determination is to be made, or, if no pension plan is in effect on such date, using reasonable actuarial factors selected by the Administrator.

7.2 Amendments and Termination. This Agreement may be amended or terminated only by a written agreement signed by the Bank and the Executive.

7.3 Binding Effect. This Agreement shall bind the Executive and the Bank, and their beneficiaries, survivors, executors, successors, administrators and transferees.

7.4 No Guarantee of Employment. This Agreement is not an employment policy or contract. It does not give the Executive the right to remain an employee of the Bank, nor does it interfere with the Bank's right to discharge the Executive at any time. It also does not require the Executive to remain an employee nor interfere with the Executive's right to terminate employment at any time.

7.5 Non-Transferability. Benefits under this Agreement cannot be sold, transferred, assigned, pledged, attached, or encumbered in any manner.

7.6 Successors; Binding Agreement. By an assumption agreement in form and substance satisfactory to the Executive, the Bank will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Bank to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Bank would be required to perform this Agreement if no such succession had occurred. The Bank's failure to obtain such an assumption agreement before the succession becomes effective shall be considered a breach of this Agreement and shall entitle the Executive to the Change in Control benefit provided in Section 2.4.

7.7 Tax Withholding. The Bank shall withhold any taxes that are required to be withheld from the benefits provided under this Agreement.

7.8 Applicable Law. Except to the extent preempted by the laws of the United States of America, the validity, interpretation, construction, and performance of this Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflict of laws of such state.

7.9 Unfunded Arrangement. The Executive and the Executive's beneficiary(ies) are general unsecured creditors of the Bank for the payment of benefits under this Agreement. The benefits represent the mere promise by the Bank to pay such benefits. The right to benefits under the Agreement are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors. Any insurance on the Executive's life is a general asset of the Bank to which the Executive and beneficiary(ies) have no preferred or secured claim.

7.10 Administration. The Bank shall have the powers that are necessary to administer this Agreement, including, but not limited to, the power to:

(a)	interpret the provisions of the Agreement;

(b)	establish and revise the method of accounting for the Agreement;

(c)	maintain a record of benefit payments; and

(d)	establish rules and prescribe forms necessary or desirable to administer the Agreement.

7.11 Named Fiduciary. The Bank shall be the named fiduciary and Plan Administrator (the "Administrator") under this Agreement. The named fiduciary may delegate to others certain aspects of the management and operational responsibilities of the Agreement, including the employment of advisors and the delegation of ministerial duties to qualified individuals.

7.12 Severability. If for any reason any provision of this Agreement is held invalid, such invalidity shall not affect any other provision of this Agreement, and each such other provision shall continue in full force and effect to the full extent consistent with law. If any provision of this Agreement is held invalid in part, such invalidity shall in no way affect the remainder of the provision, and the remainder of such provision, together with all other provisions of this Agreement, shall continue in full force and effect to the full extent consistent with law.

7.13 Headings. The headings of sections herein are included solely for convenience of reference and shall not affect the meaning or interpretation of any provision of this Agreement.

7.14 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed, certified or registered mail, return receipt requested, with postage prepaid, to the following addresses or to such other address(es) as either party may designate by like notice.

(a)	If to the Bank, to:	Board of Directors
Bank of Smithtown
100 Motor Parkway, Suite 160
Hauppauge, New York 11788

(b)	If to the Executive, to:

4 Wandering Way
Smithtown, New York 11787

and to such other or additional person or persons as either party shall have designated to the other party in writing by like notice.

7.15 Entire Agreement. This Agreement contains the entire understanding between the Bank and the Executive concerning the subject matter hereof and supercedes the prior agreement between the Bank and the Executive dated May 27, 2004.

IN WITNESS WHEREOF, the Executive and a duly authorized Bank officer have signed this Agreement as of the day and year first written above.

BANK OF SMITHTOWN

By:
Anita Florek, Executive Vice President

EXECUTIVE

Bradley E. Rock

APPENDIX A

For purposes of the projections required under Section 2.4.1 of the Agreement, the following assumptions shall apply:

1.
The Executive's base salary as of his termination date shall be projected to Normal Retirement Age at a five percent (5%) annual rate of increase through and including the year in which his Normal Retirement Age would occur.

2.
For purposes of Section 2.1.2 of the Agreement, the value of employer contributions under the Bank's 401(k) Plan, Executive Deferred Compensation Plan and Long-Term Incentive Retirement Plan shall be determined by reference to the value of such contributions on the Executive's termination date.